UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

File No. 812-14030

In the matter of the Application of US Bancorp Fund Services, LLC; Radiance ETF Trust; Radiance Asset Management, LLC; and Quasar Distributors, LLC

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First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

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All communications and orders to:

Eric W. Falkeis
US Bancorp Fund Services, LLC
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

With a copy to:

Patrick Daugherty Foley & Lardner LLP 321 N. Clark Street Suite 2800 Chicago, Illinois 60610-4764	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, Wisconsin 53202

Page 1 of 45 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on August 17, 2012

TABLE OF CONTENTS
Page

I.	INTRODUCTION		2
	A.	Summary of Application	2
	B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission	4

II.	BACKGROUND		5
	A.	General	5
	B.	The Trust and the Initial and Future Funds	6
	C.	The Initial Adviser and Sub-Advisers	7
	D.	Distributor	7
	E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent	8
	F.	The Calculation Agent	8

III.	APPLICANT’S PROPOSAL		8
	A.	Operational Structure of the Funds	8
	B.	Purchases and Redemptions of Creation Units	10
	C.	Dividends, Distributions and Taxes	14
	D.	Shareholder Transaction Expenses; Operational Fees and Expenses	14
	E.	Dividend Reinvestment Service	15
	F.	Disclosure Documents	15
	G.	Sales and Marketing	16
	H.	Availability of Information	16

IV.	IN SUPPORT OF THE APPLICATION		17
	A.	Summary of the Application	17
	B.	Benefits of the Proposal	18
	C.	The Product Does Not Raise Concerns	19

V.	REQUEST FOR ORDER		20
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)	20
	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	22
	C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)	23
	D.	Exemption from the Provisions of Section 22(e)	26
	E.	Exemptions from the Provisions of Section 12(d)(1)	28

VI.	EXPRESS CONDITIONS TO THE APPLICATION		31
	A.	Actively-Managed Exchange Traded Fund Relief	31
	B.	Section 12(d)(1) Relief	32

VII.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES		36

i

I.	INTRODUCTION

A.	Summary of Application

In this First Amended and Restated Application (this “Application”), US Bancorp Fund Services, LLC (“USBFS”), Radiance ETF Trust (the “Trust”), Radiance Asset Management, LLC (the “Initial Adviser”) and Quasar Distributors, LLC (the “Distributor”) (USBFS, the Trust, the Initial Adviser and the Distributor, collectively, “Applicants”), apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”).

Applicants request that the Order requested herein apply to

•
The Initial Adviser and any other future investment advisers (“Future Advisers”) to a Fund (as herein defined), all of which will be registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Any Future Advisers will be approved by the Board of Trustees of the Trust, including a majority of the trustees who are not interested persons (as defined in the Act) of the Trust, and the shareholder(s) of the applicable Fund, and will comply with the terms and conditions of this Application. The Initial Adviser and the Future Advisers together are each referred to as an “Adviser” and collectively as the “Advisers”.

•
The series of the Trust described herein and identified in Exhibit C (the “Initial Fund”), as well as to any other future series of the Trust and to any other future series of a registered open-end investment company sponsored by USBFS or an entity controlling, controlled by, or under common control with USBFS, as long as any such future series operates in accordance with the terms and conditions stated in this Application (“Future Funds”). Any Future Funds will comply with the terms and conditions of this Application. The Initial Fund and the Future Funds together are each referred to as a “Fund” and collectively as the “Funds”.

The requested Order would apply to actively-managed series of the Trust, and would permit, among other things:

•
The shares of the Funds to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”) at negotiated market prices rather than at net asset value (“NAV”) per Share (as defined below);

•	The exchange-traded shares of each Fund (with respect to each Fund, its “Shares”) to be redeemable in large aggregations only;

•
Payment or satisfaction of redemptions by Foreign Funds (as defined below) to be provided in periods exceeding seven (7) calendar days up to a maximum of fourteen (14) calendar days under certain circumstances;

•	Certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

•	Funds of Funds (as defined below) to acquire Shares of the Funds and shares of Index Funds (as defined below) beyond the limitations in Section 12(d)(1)(A); and

•
The Funds and the Index Funds, any principal underwriter for such fund and any Broker (as defined below) to sell Shares of the Funds or shares of the Index Funds, as the case may be, to a Fund of Funds beyond the limitations in Section 12(d)(1)(B).

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the investment objective and policy of each Fund; and the proposed transactions are consistent with the general purposes of the Act.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the U.S. Securities and Exchange Commission (“Commission”) may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”1 Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

Applicants are requesting relief (i) under Section 12(d)(1)(J) of the Act to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not sponsored or advised by an Adviser or any entity controlling, controlled by, or under common control with such Adviser, and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds or Index Funds2 (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”) to acquire Shares or shares of an Index Fund beyond the limitations in Section 12(d)(1)(A), and the Funds or Index Funds, and any principal underwriter for the Funds or Index Funds, and any broker or dealer registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”, and any such persons registered under the Exchange Act, “Brokers”), to sell such shares beyond the limitations in Section 12(d)(1)(B), and (ii) under Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act to permit a Fund or Index Fund to sell its shares to and redeem its shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds or Index Funds are affiliated persons, or affiliated persons of affiliated persons (“Fund of Funds Relief”). “Fund of Funds” does not include the Funds or Index Funds.

Applicants ask that the requested Fund of Funds Relief apply to: (1) the Initial Fund and Future Funds; (2) Index Funds; (3) any principal underwriter for the Funds or Index Funds and any Brokers selling Shares of a Fund or shares of an Index Fund to Funds of Funds, and (4) each Fund of Funds that enters into a written agreement with a Fund or Index Fund regarding the terms of such Fund of Funds’ investment (“FOF Participation Agreement”).3 The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the requested Order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the Order requested herein only to invest in a Fund, or Index Fund, as the case may be, and not in any other investment company.

1     H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

2     The term “Index Funds” as used in this Application refers to exchange-traded funds that are designed to replicate an index, advised by an Adviser and in the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds.

3     Any Index Fund that relies on Fund of Funds Relief granted by the requested Order will comply with the terms and conditions set forth in this Application and will with respect to the Fund of Funds Relief matters described in this Application otherwise be treated in the same manner as a Fund.

Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (the “Fund of Funds Adviser”) and may be sub-advised by one or more investment advisers within the meaning of Section 2(a)(20)(B) of the Act (each a “Fund of Funds Sub-Adviser”). Any investment adviser to a Fund of Funds will be registered under the Advisers Act. Each Investing Trust’s sponsor is the “Fund of Funds Sponsor” or “Sponsor”.

All existing entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. A Fund of Funds may rely on the Order only to invest in Funds and Index Funds and not in any other registered investment company.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

Applicants’ requested relief in this application is virtually identical to the relief recently granted by the Commission to various other actively managed exchange-traded funds (“ETFs”).4  In addition, the relief requested in this Application is substantially identical to prior relief granted by the Commission to other ETFs.5

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to passively managed ETFs.  While the Funds are technically actively managed ETFs, Applicants do not believe that the Funds raise any significant new regulatory issues.  The portfolios of the Funds will be fully transparent, thereby permitting arbitrage activity to the same extent as index based ETFs.

In addition, as required under condition A.7 of the Application, neither the Adviser nor any Sub-Adviser will directly or indirectly cause any Authorized Participant or any investor on whose behalf an Authorized Participant may transact with the Fund to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.  This condition addresses the unique element of ETFs, i.e., that ETFs may purchase and sell securities through the in-kind creation and redemption process and is designed to insure that the Adviser and/or Sub-Adviser will not cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind creation process to circumvent applicable restrictions under the Act.

4 See Van Eck Associates Corporation, et. al., Investment Company Act Release Nos. 29459 (October 7, 2010) (notice) and 29496 (November 3, 2010) (order) (“Van Eck Order”); WisdomTree Trust, et. al., Investment Company Act Release Nos. 28147 (Feb. 6, 2008) 73 FR 7776 (Feb. 11, 2008) (notice) (“WisdomTree Actively Managed ETF Notice”) and 28174 (Feb. 27, 2008) (order); Barclays Global Fund Advisors, et. al., Investment Company Act Release Nos. 28146 (Feb. 6, 2008) 73 FR 7771 (Feb. 11, 2008) (notice) and 28173 (Feb. 27, 2008) (order); Bear Stearns Asset Management, Inc., et. al., Investment Company Act Release Nos 28143 (Feb. 5, 2008) 73 FR 7768 (Feb. 11, 2008) (notice) and 28172 (Feb. 27, 2008) (order); and PowerShares Capital Management LLC, et. al., Investment Company Act Release Nos. 28140 (Feb 1, 2008) 73 FR 7328 (Feb. 7, 2008) (notice) (“PowerShares Actively Managed ETF Notice”) and 28171 (Feb. 27, 2008) (order).

5 See In the Matter of SPA ETF Trust, et. al., Investment Company Release Nos. 27963 (August 31, 2007) (notice) and 27983 (September 26, 2007) (order) (hereinafter collectively referred to as the “SPA Order”); In the Matter of Claymore Exchange Traded Fund Trust, et al., Investment Company Act Release Nos. 27469 (August 28, 2006) (notice) and 27483 (September 18, 2006) (order) (the “Claymore Order”); In the Matter of First Trust Exchange Traded Fund, et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (order) (the “First Trust Order”); In the Matter of UBS Global Asset Management (US) Inc.; and Fresco Index Shares Funds Investment Company Release Nos. 25738 (September 18, 2002) (notice) and 25767 (order) (hereinafter collectively referred to as the “Fresco Order”); In the Matter of Nuveen Exchange-Traded Index Trust, et al., Investment Company Release Nos. 25409 (February 5, 2002) (notice) and 25451 (order) (hereinafter collectively referred to as the “Nuveen Order”); In the Matter of Vanguard Funds et al. Investment Company Release Nos. 24680 (October 6, 2000) (notice) and 24789 (order) (hereinafter collectively referred to as the “VIPERS Order”); In the Matter of the Select Sector SPDR Trust, Investment Company Act Release Nos. 23534 (November 13, 1998) and 24666 (September 25, 2000) (hereinafter collectively referred to as the “Select Sector SPDR Order”); In the Matter of Barclays Global Fund Advisers, Investment Company Act Release Nos. 24451 and 24452 (May 12, 2000) (hereinafter collectively referred to as the “iShares Order”); In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996) (the “WEBS Order”); In the Matter of CountryBaskets Fund, Inc.. et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”); and In the Matter of PowerShares Exchange-Traded Fund Trust et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”).

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, identical to that requested herein, to index-based ETFs, is equally applicable to the Funds.

The relief requested by Applicants with respect to Sections 2(a)(32) and 5(a)(1) is virtually identical to the relief granted by the Commission in the (i) SPA Order; (ii) Claymore Order; (iii) First Trust Order, (iv) Fresco Order; (v) Nuveen6 Order; (vi) Viper Order; (vii) iShares Order; (viii) the Select Sector SPDR Order; (ix) the WEBs Order; (x) PowerShares Order; and (xi) Van Eck Order.

The relief requested with respect to Section 22(d) and Rule 22(c)-1 thereunder (relating to trading of Shares on an Exchange at prices determined by market forces) is virtually identical to the relief granted by the Commission in the (i) SPA Order; (ii) Claymore Order; (iii) First Trust Order; (iv) Fresco Order; (v) Nuveen Order; (vi) Vipers Order; (vii) the WEBS Order; (viii) the Select Sector SPDR Order; (ix) the iShares Order; (x) CountryBaskets Order; (xi) PowerShares Order; and (xii) Van Eck Order.

The relief requested with respect to Sections 17(a) and 17(b) of the Act is substantially similar to the exemptive relief granted by the Commission to GMO Core Trust, In the Matter of GMO Core Trust, Investment Company Act Release No. 15415 (Nov. 14, 1986) (order), and is virtually identical to the exemptive relief granted in (i) SPA Order; (ii) Claymore Order, (iii) First Trust Order; (iv) the Fresco Order; (v) the Nuveen Order, (vi) the WEBS Order; (vii) the Select Sector SPDR Order; (viii) the iShares Order; (ix) CountryBaskets Order; (x) VIPER Order; (xi) PowerShares Order; and (xii) Van Eck Order.

The relief requested with respect to Section 22(e) is virtually identical to the exemptive relief granted by the Commission in the (i) WEBS Order, (ii) Fresco Order; (iii) Claymore Order and (iv) Van Eck Order.

The relief requested with respect to Sections 12(d)(1)(A) and (B) is substantially similar to the exemptive relief the Commission granted in the PADCO Order, the Second iShares Order, Claymore Order, the SPA Order and the Van Eck Order.

II.	BACKGROUND

A.	General

The transactions contemplated by Applicants which are the subject of this Application involve establishing one or more registered investment companies. The Funds may be formed as separate trusts or as separate series of one or more trusts that utilize active management investment strategies.  Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in U.S. markets (collectively, “Domestic Funds”) or securities traded on global markets (“Foreign Funds”).7

The Initial Fund will be organized as a separate series of the Trust. The Trust will be registered with the Commission as an open-end management investment company and will file a registration statement on Form N-1A with the Commission in respect of the Initial Fund it intends to offer.8

The Applicants expect that the Initial Fund will be a “Domestic Equity ETF.” The investment objective of the Domestic Equity ETF will be to seek long-term capital appreciation by investing primarily in U.S. equity securities. The Domestic Equity ETF will seek to meet its objective by normally investing at least 80% of its total assets in equity securities of companies domiciled in the U.S. and primarily listed on an Exchange. The board of directors or trustees of the Domestic Equity ETF may change the investment objective of the Domestic Equity ETF without shareholder approval. The Adviser will use qualitative and quantitative metrics to select securities for the Domestic Equity ETF that have growth potential within their issuers’ industries. Candidates for the portfolio will be ranked based on relative desirability using a wide range of financial criteria and will be regularly reviewed to assure that they continue to meet the ranking and desirability criteria. The Domestic Equity ETF’s portfolio may include common stocks, ETFs, exchange-traded products not registered as investment companies under the Act, preferred stocks (either convertible or non-convertible), direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, and convertible debt instruments.

6 See Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (March 13, 2001) (notice) and 24930 (April 6, 2001) (order) (“Nuveen”).

7 Neither the Initial Fund nor any Future Fund will invest in option contracts, futures contracts, or swap agreements.

8     Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (“Release No. 28584”) before offering Shares.

Only Shares combined into one or more groups of a fixed number of Shares (e.g., 50,000 Shares, with each group of a specified number of individual Shares, collectively, a “Creation Unit”) will be redeemable. Each Fund will issue, on a continuous offering basis, its Shares only in Creation Units. Applicants expect that the initial price per Share of each Fund will fall in the range of $10 to $100.9 Accordingly, Applicants expect that the initial price of a Creation Unit will be between $500,000 (assuming the lowest price of $10 per Share) and $5,000,000 (assuming the highest price of $100 per share). Applicants have not yet established the initial value per Share for the Initial Fund.

The Trust, on behalf of the Initial Fund, will submit an application to list the Shares of the Initial Fund on an Exchange. Shares of Future Funds will be listed and traded individually on an Exchange. It is expected that one or more member firms of a listing Exchange will act as market makers for the Shares, whether or not “designated” as such by the Exchange (“Market Makers”) and maintain a market for Shares trading on the Exchange.10

Shares will not be individually redeemable; only Shares combined into Creation Units will be redeemable. Creation Units will not be listed or traded on an Exchange. Applicants intend that the NAV of the Shares will be established at a level convenient for trading purposes as discussed above.

Applicants believe this market-basket investment product must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption, if the intended objectives of the Funds are to be realized. In effect, the open-end structure of the Funds will permit efficiencies in pricing, be otherwise responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Finally, Applicants have determined that purchases and redemptions of Creation Units shall be made generally by means of an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate securities held by a Fund (“Portfolio Securities”) to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units. “In-kind” purchases and redemptions will be made only in Creation Units.

B.	The Trust and the Initial and Future Funds

The Trust, which will be organized as a Delaware statutory trust, is an open-end management investment company. The Initial Fund will be a separate series of the Trust and will offer and sell Shares pursuant to a registration statement filed with the Commission under the Act and the Securities Act of 1933, as amended (the “Securities Act”).

9     Applicants believe that a conventional trading range will be between $10-$100 per Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price.

10     If Shares are listed on NASDAQ, no particular Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two Market Makers must be registered in Shares to maintain the listing. Registered Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Market Maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Section 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

The Trust is overseen by a Board of Trustees (“Board”). The Future Funds will also be open-end management investment companies or series thereof whose activities are overseen by a Board.11

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make them significantly different from what the investing public associates with a traditional mutual fund. Instead, as applicable, the Funds will be marketed as an “actively-managed exchange-traded fund,” “ETF,” “actively-managed ETF,” an “investment company,” a “fund,” or a “Trust” offering Shares.

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). Among other things, each Fund must meet certain diversification tests imposed by the Code in order to satisfy RIC requirements.

C.	The Initial Adviser and Sub-Advisers

The Initial Adviser will be the investment adviser to the Initial Fund and will, in each case, possess full discretionary investment authority with respect to the Initial Fund or discrete portions of the Initial Fund that includes the ability to appoint sub-advisers to the Initial Fund. The Initial Adviser is a Delaware limited liability company, with its principal office located at 10 High Street, Suite 701, Boston, Massachusetts 02110. The Initial Adviser is registered with the Commission as an investment adviser under Section 203 of the Advisers Act. Any Future Advisers to Future Funds will be registered as investment advisers under Section 203 of the Advisers Act.

An Adviser may manage a Fund itself or may appoint one or more other investment advisers pursuant to a sub-advisory agreement (each such other adviser, a “Sub-Adviser”).12  Applicants have filed an application for an order of the Commission pursuant to Section 6(c) of the Act granting an exemption from the provisions of Section 15(a) of the Act and Rule 18f-2 under the Act to the extent necessary to permit an Adviser to employ a manager-of-managers arrangement, as described in that application, without approval by the vote of a majority of the outstanding securities of each Fund employing that arrangement.13  Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, and business development companies (collectively, “Client Accounts”).

D.	Distributor

Quasar Distributors, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202 acts as distributor for the Funds.  The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), and will serve as the principal underwriter and distributor of the Funds.  The Distributor will distribute shares on an agency basis.

11     The term Board as used in this Application includes the board of directors of any Fund, and, with respect to the requested Fund of Funds Relief, the board of directors or trustees of any Index Fund.

12     Applicants will file a separate application with the Commission for “manager of managers” relief to permit an Adviser to retain Sub-Advisers without obtaining a vote of shareholders to approve each Sub-Adviser’s advisory contract.

13 Applicants will also apply for an order under Section 6(c) of the Act exempting each Fund that employs the proposed manager-of-managers arrangement from certain disclosure obligations under forms and rules promulgated and administered by the Commission.

E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of the Fund’s Portfolio Securities. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, an affiliate of an Adviser may provide administration, custody, fund accounting, securities lending, transfer agency, and dividend disbursement services to the Funds.

F.	The Calculation Agent

An Adviser will enter into an agreement (“Calculation Agent Agreement”) with one or more unaffiliated parties to act as “Calculation Agent”.  The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Funds, the Adviser, any Sub-Adviser, any promoter or Distributor.

III.	APPLICANT’S PROPOSAL

A.	Operational Structure of the Funds

1.           Capital Structure and Voting Rights; Book Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder, and state law applicable to Delaware statutory trusts.

The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (“Beneficial Owners”) will be shown on the records of the DTC or DTC participants (e.g., Brokers, banks, trust companies and clearing companies) (“DTC Participants”). Shares will be registered in book-entry form only and no Fund will issue share certificates nor will any Beneficial Owner have the right to receive a certificate representing Shares. Beneficial Owners of Shares will exercise their rights in such securities indirectly through the DTC and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the DTC and DTC Participants, except as otherwise specified. Delivery of all notices, statements, shareholder reports and other communications from any Fund to the Beneficial Owners will be at such Fund’s expense through customary practices and the facilities of the DTC and DTC Participants.

2.           Investment Objective(s) and Principal Investment Strategies

Each Fund will consist of a portfolio of securities (including equity and fixed income securities), currencies traded in the U.S. or in global markets, and other assets (“Portfolio Securities”). Each Initial Fund may invest in Portfolio Securities in accordance with its investment objective, the requirements of the Act and rules thereunder, and the Fund’s registration statement.

Each Fund will periodically change the composition of its portfolio and will provide market participants information regarding any change in portfolio composition on the following business day (“T+1”), the first day that such security would be reflected in the Fund’s NAV. Each Fund will disclose the Portfolio Securities that will be used to calculate its NAV on any day that a Fund is open, including as required by Section 22(e) of the Act (“Business Day”) prior to the commencement of trading on an Exchange on which its Shares are listed.14

14 Each Fund will publish its Portfolio Securities once each Business Day.

a.           Depositary Receipts

The Funds may invest in “Depositary Receipts.” Depositary Receipts are typically issued by a financial institution (a “Depositary”) and evidence ownership in a security or pool of securities that have been deposited with the Depositary.15 A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

b.           Fixed Income Securities

To the extent consistent with other investment limitations, a Fixed Income Fund may invest in mortgage- or asset-backed securities, including a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

3.           Exchange Listing

Each Fund will offer Shares that will be listed on one or more Exchanges. The Shares will not be individually redeemable by the Fund, but will trade on an Exchange as individual Shares.

The principal secondary market for Shares will be the Exchange on which the Shares are listed and traded (the “Primary Listing Exchange”). The Trust intends to submit an application to list the Shares on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. Shares of the Funds will be traded on the Exchange in a manner similar to WisdomTree, Fidelity, PowerShares, Rydex, VIPERS, SPDRs, MidCap SPDRs, DIAMONDS, the iShares MSCI Series (formerly known as “WEBS”), Select Sector SPDRs, QQQQs and iShares.

Shares will trade on an Exchange in the same manner as other equity securities and ETFs and their price will based on a current bid/offer in the secondary market. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Purchases and sales of Shares in the secondary market will not involve a Fund and will be subject to customary brokerage commissions and charges. Neither the Distributor, nor the Adviser, Sub-Adviser, any Fund, any future Distributor or the Trust is or will be an affiliate of an Exchange.

Like the price of all traded securities, the price of a Fund’s Shares will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by the Fund. Shares available for purchase and sale on an intra-day basis on an Exchange will not have a fixed relationship with either their previous Business Day’s NAV or their current Business Day’s NAV. Prices on an Exchange may be below, at, or above the most recently calculated NAV of such Shares.

As long as a Fund operates in reliance on the requested Order, Shares of the Fund will be listed on an Exchange. Neither the Adviser nor the Distributor nor any affiliated person thereof will maintain a secondary market in the Shares.

15 Depositary Receipts include ADRs and Global Depositary Receipts (“GDRs”). With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933, as amended (“Securities Act”), on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depositary may be foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Sub-Adviser will serve as the Depositary for any Depositary Receipts held by a Fund.

B.	Purchases and Redemptions of Creation Units

1.           Generally

Each Fund will offer and sell Creation Units through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received by the Distributor. The NAV of each Fund will be calculated each Business Day as of the close of regular trading on the NYSE, generally 4:00 p.m. Eastern Time (the “NAV Calculation Time”).16

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Securities”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Securities”).17 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Securities and the names and quantities of the instruments that constitute the Redemption Securities will be identical. In addition, the Deposit Securities and the Redemption Securities will each correspond pro rata to the positions in a Fund’s portfolio (including cash positions), except:18

(i)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(ii)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;19 or

(iii)	TBA Transactions and other positions that cannot be transferred in-kind20 will be excluded from the Deposit Securities and the Redemption Securities.21

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Securities or Redemption Securities exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Deposit Securities or Redemption Securities, as applicable, changes relative to the net asset value of a Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(i)	to the extent there is a Cash Amount, as described above;

16     Applicants note that each Fund will have in place procedures for the fair valuation of portfolio securities in calculating NAV.

17 The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

18 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

19 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

20 This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

21 Because these instruments will be excluded from the Deposit Securities and the Redemption Securities, their value will be reflected in the determination of the Cash Amount (defined below).

(ii)	if, on a given Business Day, a Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(iii)	if, upon receiving a purchase or redemption order from an Authorized Participant (defined below), a Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;22

(iv)
if, on a given Business Day, a Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Securities or Redemption Securities, respectively, solely because: (1) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (2) in the case of Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(v)
if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Securities or Redemption Securities, respectively, solely because: (1) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (2) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (3) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind.23

Each Business Day, before the open of trading on the Listing Exchange, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Securities and the Redemption Securities, as well as the estimated Cash Amount (if any), for that day. The List of Deposit Securities and Redemption Securities will apply until a list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct error(s) in the published list.

2.           Placement of Orders to Purchase Creation Units

a.           Generally

All orders to purchase Creation Units must be placed with the Distributor or an agent of the Distributor by or through an “Authorized Participant,” which is either (i) a “Participating Party” (i.e., a Broker or other participant in the Continuous Net Settlement System (“CNS System”) of the NSCC (“NSCC Process”), a clearing agency registered with the Commission and affiliated with the DTC) or (ii) a DTC Participant, which, in either case, has executed a “Participant Agreement” with the Distributor with respect to the purchase and redemption of Creation Units.24 The Participant Agreement between an Authorized Participant and the Distributor shall be accepted by the Trust’s custodian. Authorized Participants may be, but are not required to be, members of an Exchange. An investor does not have to be an Authorized Participant, but must place an order to purchase or redeem Creation Units through an Authorized Participant. An investor may obtain a list of Authorized Participants from the Distributor.

22 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

23 A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clauses (v)(1) or (v)(2).

24 Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant or make a market in Shares.

b.           Settlement Process

Purchase orders for Creation Units of a Fund will be processed either through the NSCC Process or through a manual clearing process (“DTC Process”). Settlement and clearing of foreign securities presently cannot be made using either the NSCC Process or the DTC Process. This is true for current ETFs which hold foreign securities (see International iShares and the International Vanguard ETFs, for example). With respect to any Foreign Fund, the clearance and settlement of its Creation Units will depend upon the nature of each security, consistent with the processes discussed below.

Deposit Securities of Domestic Funds that are DTC eligible equity securities may clear and settle through the NSCC Process or the DTC Process. The enhanced clearing process or NSCC Process is only available to participants in the CNS System. This system has been specifically enhanced to effect purchases and redemptions of ETF securities such as the Shares. The NSCC Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single position. By contrast, the manual system or DTC Process is available to all DTC Participants and involves a manual line-by-line movement of each security position.25 Because the DTC Process involves the movement of multiple securities while the NSCC Process involves the movement of one unitary basket which automatically processes the movement of numerous securities, the DTC will charge a Fund more than the NSCC to settle a purchase of Creation Units.

Generally, Deposit Securities of Domestic Funds that are DTC eligible domestic fixed income securities (other than U.S. government or U.S. government agency securities) may clear and settle through either the NSCC Process or the DTC Process in the same manner as Deposit Securities of Equity Funds and the DTC eligible domestic fixed income securities held by other ETFs. Deposit Securities that are U.S. government or U.S government agency securities and any cash will settle via free delivery through the Federal Reserve System.

Non-U.S. equity and fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. Accordingly, once a purchase order for Creation Units of a Foreign Fund has been placed with the Distributor by an Authorized Participant, the Distributor will inform the Adviser and the Custodian. The Custodian will then inform the appropriate sub-custodians, as applicable. The Authorized Participant will then deliver to the Custodian or appropriate sub-custodian(s), on behalf of itself or the Beneficial Owner, the relevant Deposit Securities and/or cash. The Deposit Securities and/or cash must be delivered to the applicable Foreign Fund’s account(s) maintained at the Custodian or applicable sub-custodian(s). If applicable, the sub-custodian(s) will confirm to the Custodian that the Deposit Securities and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor of the same.

Shares will clear and settle through the DTC.

The Custodian will monitor the movement of underlying Deposit Securities and/or applicable cash and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the corresponding Deposit Securities and/or cash and will generally occur on a settlement cycle of T+3 Business Days or shorter.26

25 In certain circumstances, an investor that tenders a Custom Order may be required to purchase Creation Units outside the NSCC Process because the NSCC Process can only handle non-conforming deposits in specified situations. Creation Units created in advance of receipt by the Custodian of all or a portion of the Deposit Securities must be processed outside the NSCC Process.

26 Applicants note that Shares of the Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of the portfolio investments, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Funds. The specialists and other institutional investors who would take advantage of arbitrage activity have full access to and regularly consider such information when buying an individual bond or baskets of fixed income securities.

Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

3.           Timing and Transmission of Purchase Orders

All orders to purchase (and redeem) Creation Units must be received by the Distributor in proper form prior to the NAV Calculation Time in order for the purchaser to receive the NAV determined on that date (“Transmittal Date”). On Business Days that an Exchange closes early, a Fund may require an order for the purchase of Creation Units to be submitted earlier during the day. An Authorized Participant must deliver a Custom Order to the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.

The Distributor will transmit all purchase orders to the applicable Fund. The Distributor may reject a purchase order for Creation Units if the order is not submitted in proper form consistent with the requirements set forth in the Participant Agreement. The Trust may reject an order to purchase Creation Units for any reason. After a Fund has accepted a purchase order and received delivery of the Deposit Securities and/or applicable cash, the Custodian will initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus or a Prospectus summary consistent with the terms of Rule 498 under the Securities Act (“Prospectus Summary”) and a confirmation to those placing purchase orders and the Distributor will be responsible for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement delivery of Shares.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trust of the Deposit Securities has been completed and/or any applicable cash has been received. Notwithstanding the foregoing, to the extent contemplated by the Participant Agreement, Creation Units may be issued to an Authorized Participant despite the fact that the Deposit Securities have not been received in whole or in part, in reliance on the undertaking of the Authorized Participant to deliver any missing Deposit Securities, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit a Fund, under certain circumstances, to buy the missing Deposit Securities and the Authorized Participant effecting the transaction will be liable to the Fund for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. A Fund’s Statement of Additional Information (“SAI”) or the Participant Agreement may contain further details relating to this collateral process.

4.           Placement of Orders to Redeem Creation Units

To redeem, an investor must accumulate enough Shares to constitute a Creation Unit.27

Redemption requests must be placed by or through an Authorized Participant. All orders to redeem Creation Units of a Fund must be received by the Distributor in proper form no later than the NAV Calculation Time on the Transmittal Date in order for the redeeming investor to receive the Fund’s NAV determined on the Transmittal Date. On Business Days that an Exchange closes early, a Fund may require an order for the purchase of Creation Units to be submitted earlier during the day. An Authorized Participant must deliver a Custom Order to the Distributor sufficiently in advance of the NAV Calculation Time in order to help ensure that the order is effected at the NAV calculated on the Transmittal Date.

27 In the event that the Trust or any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trust or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the Shares of the Trust or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s or Future Funds’ organizational documents will provide that the Board will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of the Trust or the Future Funds in their sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust or Future Funds might elect to pay cash redemptions to all Beneficial Owners with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount. See, Section III.B.1 of this Application.

As with purchases, redemptions of Shares may be made either through or outside the NSCC Process.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit(s) to be redeemed to the Distributor on behalf of a Fund prior to the time that the Fund calculates its NAV on the Transmittal Date, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to use the collateral to purchase the missing Shares or to provide for any Cash Amount due and will subject the Authorized Participant to liability for any shortfall between the cost incurred by the Trust to acquire the Shares and the value of the collateral. The Participant Agreement or a Fund’s SAI may contain further information relating to this collateral process.

Shareholders redeeming Creation Units pursuant to a Custom Order may be required to settle their redemption outside the NSCC Process. Redemptions of Creation Units in advance of receipt by the Custodian of all applicable Shares must be processed outside the NSCC Process.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 under the Act, the right to redeem Shares may not be suspended nor payment upon redemption delayed, except as provided by Section 22(e) or by the exemptive relief being requested in this Application.

C.	Dividends, Distributions and Taxes

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act. Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to each record owner which will either be the DTC or a DTC Participant. Beneficial Owners will receive their pro rata portion of a distribution from the DTC or through DTC Participants, as applicable.

Each Fund will make additional distributions to the extent necessary (i) to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (ii) to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

D.	Shareholder Transaction Expenses; Operational Fees and Expenses

1.           Transaction Fees

No sales charges for purchases of Shares of any Fund will be imposed. Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase and redeem Creation Units in-kind and such costs have a potential to dilute the interests of the Fund’s existing Beneficial Owners. Brokerage commissions incurred by a Fund to acquire any Deposit Security where cash was deposited in lieu of one or more Deposit Securities are expected to be immaterial, and in any event, the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the investor.

Each Fund recoups these costs by imposing a “Transaction Fee” on investors purchasing (and redeeming) Creation Units. From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fee for the purchase or redemption of Shares of any Fund may be increased, decreased, or otherwise modified, not to exceed amounts approved by the Board and disclosed in the Fund’s SAI, and in accordance with Rule 22d-1 under the Act. In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

The Transaction Fee will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Securities. Investors purchasing or redeeming Shares outside the NSCC Process may be subject to a higher Transaction Fee than investors utilizing the NSCC Process. In addition, cash purchases and redemptions of Shares may involve a higher Transaction Fee to cover the costs of purchasing and selling the applicable Deposit and Redemption Securities, including trading costs, brokerage commissions, and all or a part of the spread between the expected bid and offer side of the market relating to these securities.

2.           Other Expenses

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Adviser or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include investment advisory fees, custody fees, registration fees of the Commission, an Exchange’s listing fees, and other costs properly paid by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated amongst all Funds on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and relative size of each Fund. Such expenses may include, but will not be limited to, fees and expenses of Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Trust, legal and audit fees, administration and accounting fees, costs of preparing, printing, and mailing Prospectuses, SAIs, annual and semi-annual reports, proxy statements and other documents required for regulatory purposes and for their distribution to existing shareholders, transfer agent fees, compliance services fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except those to be assumed by the Adviser or other party.

Each Fund’s investment advisory contract with the Adviser and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive an advisory fee, accrued daily and paid monthly in arrears, on an annualized basis, of a specified percentage of the average daily net assets of each Fund. The advisory fees paid by each Fund may differ. The Adviser shall pay the fees of any Sub-Adviser for advisory services rendered to a Fund from the advisory fees paid by the Fund to the Adviser.

The administrator, fund accountant, transfer agent, and Custodian will provide certain administrative, fund accounting, transfer agency, and custodial services to each Fund. Each will receive a fee from a Fund that is based on a percentage of the average daily net assets of the Fund, a flat dollar amount, or a combination of both.

The Adviser or any other service provider for each Fund may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to the Fund.

E.	Dividend Reinvestment Service

The Trust will not make the DTC book entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds. Brokers may, however, offer a dividend reinvestment service which uses dividends to purchase Shares on the secondary market at market value, in which case brokerage commissions, if any, incurred in purchasing such Shares will be an expense borne by the individual Beneficial Owners participating in such service.

F.	Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a prospectus that meets the requirements of the Securities Act. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act, Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution. Because the Creation Units will be issued by an open-end investment company, will be redeemable, and will be continually in distribution, the provisions cited above require the delivery of a statutory prospectus that meets the requirements of the Securities Act prior to or at the time of confirmation of each secondary market sale of Shares involving a dealer.

Because new Shares may be issued on an ongoing basis, a “distribution” of Shares could occur at any time. A Broker and/or its client may be deemed a statutory underwriter if it/they purchase Creation Units from a Fund, break them down into the constituent Shares, and sell the Shares directly to customers, or if they choose to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that, under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of an Exchange in connection with a sale on the Exchange is satisfied by the fact that a Fund’s Prospectus is available at the Exchange upon request. The prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on an Exchange.

The Distributor will coordinate the production and distribution of Prospectuses or Prospectus Summaries to Brokers. It will be the responsibility of the Brokers to provide a Prospectus or Prospectus Summary for every secondary market purchase of Shares.

The Funds will provide semi-annual and annual reports to DTC Participants for distribution to Beneficial Owners. With respect to each distribution by the Funds, the Trust will furnish the DTC and DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share and an annual notification as to the tax status of a Fund’s distributions.

G.	Sales and Marketing

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between the Trust and the Funds and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the Act as an “open-end investment company,” neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund.” To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying, or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire those Shares from a Fund or tender those Shares for redemption to the Fund in Creation Units only.

H.	Availability of Information

The Applicants believe that a great deal of information will be available to prospective investors about the Funds. The applicable website, which will be publicly available prior to the public offering of Shares, will include each Fund’s Prospectus and/or Summary Prospectus, SAI, the latest annual and semi-annual financial reports to shareholders, and proxy voting record, each of which may be downloaded. The applicable website will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV (“Bid/Ask Price”),28 and a calculation of the premium or discount of the market closing price or the Bid/Ask Price against such NAV. Moreover, on each Business Day, prior to the commencement of trading in Shares on an Exchange, the Adviser shall post on the applicable website the identities and quantities of the Portfolio Securities held by each Fund that will form the basis for the calculation of the NAV at the end of that Business Day.29 The applicable website and information posted thereon will be publicly available at no charge.

28 The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

29 Under accounting procedures followed by each Fund, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the Funds over and above what is normally available for shares of a traditional open-end investment company. Information regarding market price and volume will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. An Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association an amount representing, on a per Share basis, the sum of the current value of the Deposit Securities and the estimated Cash Amount. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

IV.	IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek an order from the Commission (1) permitting shares of the Funds to trade on an Exchange at negotiated market prices rather than at NAV; (2) permitting Shares to be redeemable in large aggregations only; (3) permitting the payment or satisfaction of redemptions by Foreign Funds to be provided in periods exceeding seven (7) calendar days up to a maximum of fourteen (14) calendar days under certain circumstances; (4) permitting certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares; (5) permitting Funds of Funds to acquire Shares of the Funds and shares of the Index Funds beyond the limitations in Section 12(d)(1)(A); and (6) permitting the Funds and Index Funds, any principal underwriter for a Fund or an Index Fund, and any Broker to sell Shares of a Fund or shares of an Index Fund, as the case may be, to a Fund of Funds beyond the limitation in Section 12(d)(1)(B), as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of… [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, an investment vehicle for small and middle-sized accounts of individuals and institutions that would be available at on demand intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”30 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of highly liquid Portfolio Securities held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

30     “Request for Comments on Reform of the Regulation of Investment Companies,” IC Rel. No. 17534 (June 15, 1990), at 84.

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Applicants have concluded that “in-kind” redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize costs and taxes for investors and to avoid the need to buy or sell Portfolio Securities in order to permit the maximum amount of resources of each Fund to be invested in the Fund’s Portfolio Securities.

With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned … and the proposed transaction is consistent with the general purposes of [the Act].

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV per Share. The requisite Deposit Securities and any Cash Amount for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.	Benefits of the Proposal

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.	Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

2.	Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with actively-managed exchange-traded funds the proposed Funds will benefit the markets.

C.	The Product Does Not Raise Concerns

1.	Structure and Operation of the Funds

Applicants believe that the structure and operation of the Funds will be very similar to that of the actively-managed ETFs discussed in this Application. As discussed below, the liquidity of each Fund’s Portfolio Securities, the full transparency of the Fund’s Portfolio Securities, as well as the information displayed on the applicable website, will ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to actively-managed ETFs currently trading in the secondary market.

a.	Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, the information about each Fund’s Portfolio Securities will be public. In addition, the current value of the requisite Deposit Securities and any Cash Amount, on a per Share basis, will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with actively-managed ETFs.

Applicants believe that the disclosure of each Fund’s Portfolio Securities will not lead to “front running” any more than is the case with ETFs now trading. Given the highly liquid nature of the Fund’s Portfolio Securities, Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Securities will lead to any market disruption. In addition, the Codes of Ethics of the Adviser to such Fund and any Sub-Adviser to such Fund should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with index-based ETFs now trading.

b.	Liquidity of Portfolio Securities

Applicants expect that the Portfolio Securities held by each Fund will be liquid. Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Securities and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Funds will be the same or as robust as those offered by index-based ETFs.

c.	Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to index-based ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such index-based ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of index-based ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by index-based ETFs.

Applicants have every reason to believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Securities will result in an arbitrage mechanism as efficient and robust as that which now exists for index-based ETFs. In light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s Portfolio Securities.

2.	Investor Uses and Benefits of Products

As described above, Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. These benefits include flexibility, tradability, availability, certainty of purchase price, reduced direct and indirect costs, and tax efficiencies. Also of interest to investors will be the relatively low expense ratios of the Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure and compliance costs. The last important benefit is that investors will have access to extensive information regarding the Portfolio Securities of each Fund, and Deposit and Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and broker-dealers, among others, and will enhance general market knowledge about each Fund’s Portfolio Securities as well as the performance of its Adviser and any Sub-Adviser. Applicants will make every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Securities are made and information about such changes will be made available to all investors at the same time. In addition, neither the Adviser nor any Sub-Adviser will have any latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate or any other person.

3.	The Commission Should Grant the Exemptive Relief Requested

Applicants submit that the benefits offered to potential investors are varied and useful, and that the Funds are appropriate candidates for the requested relief. Based on the foregoing, Applicants respectfully request the relief set forth below.

V.	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request the Order to permit the entity issuing Shares to register as an open-end management investment company (or remain so-classified if a Fund is created in an extant open-end registered management investment company) and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not vary much from NAV. Historical data relating to other exchange-traded funds trading on the NYSE and other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the WisdomTree Order, Fidelity Order, Rydex ETF Order, the PowerShares Order, the FRESCO Order, the ETF Advisers Order, the iShares Orders, the Select Sector SPDR Order, the CountryBaskets Order, the MSCI iShares Order and the Russell Order, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Similarly, in the SuperTrust Order, the Commission granted relief under Section 4(2) of the Act, permitting the SuperUnits, as described therein, issued by a unit investment trust, to be separated into non-redeemable components, the “SuperShares.” Again, in the SPDR Order, the Commission granted relief under Section 4(2) of the Act to permit redeemable “Creation Unit” aggregations of SPDRs issued by a unit investment trust to be traded individually on an exchange without the benefit of redemption accorded such “Creation Unit” aggregations.31 Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief.

While Applicants recognize that the potential for more significant deviations between a security’s closing price and NAV exists with actively managed ETFs, that is not the case here since each Fund’s portfolio holdings will be fully transparent.  As noted above, each Fund intends to disclose on its website on each Business Day, before commencement of trading of Shares on the Exchange, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.  Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets which form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs.  Further, as mentioned herein, Applicants believe that the current disclosure requirements are sufficient to safeguard against investor confusion.  Thus, Applicants believe that a Fund issuing Shares as proposed is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on a Fund’s listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Securities and other assets that form the basis for its NAV calculation, the risk of significant deviations between NAV and market price is similar to that which exists in the case of index-based ETFs. Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that providing exemptive relief to the Trust in order to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, Applicants hereby request that this Application for an order of exemption be granted.

31     See also the MidCap Order, the Diamonds Order and the Nasdaq-100 Trust Order.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

[n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus …

Rule 22c-1 provides in part that:

[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from32 the primary listing Exchange at all times on the basis of the current bid/offer price. In addition, Applicants will maintain, or employ a third-party vendor to maintain, a website that will include the Prospectus, Summary Prospectus (if any) and SAI, the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund.

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.33 The proposing release to Rule 22c-2 notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”34

32     Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

33     See Exemption from Section 22(d) to Permit the Sale of Redeemable Securities at Prices that Reflect Different Sales Loads, (Proposing Release) IC Rel. No. 13183 (April 22, 1983).

34     See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (Mar. 5, 2004).

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.35 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly, because anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore, no shareholder should have an advantage over any other shareholder in the purchase or sale of such Shares. Moreover, other clients of the Adviser and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Securities prior to the public disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Thus, competitive forces in the marketplace should ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.

Applicants believe that the nature of the markets in the Funds’ Portfolio Securities will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain affiliated persons, and affiliated persons of affiliated persons (“Second-Tier Affiliates”) to effectuate purchases and redemptions in-kind.36 Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . . .

35     The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in a Fund’s capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

36     Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities.

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any first- or second-tier affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates.37

Section 2(a)(3) of the Act defines an affiliated person as:

[A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .

Section 2(a)(9) of the Act defines “control” and includes the following language regarding a presumption of control:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . . .

A Fund may be deemed to be controlled by the Adviser to such Fund or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, a Fund may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser to such Fund or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of such Funds, and one or more investors may hold in excess of 25% of such Funds, as the case may be, and therefore would be deemed to be affiliates of such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Securities with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or the Market Maker in connection with such persons market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or a Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a Second-Tier Affiliate of a Fund. Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

37     See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Applicants also seek an exemption from Section 17(a)(1) and 17(a)(2) to permit sales of Shares by any Fund or shares of any Index Fund to a Fund of Funds and purchases of Shares by any Fund or shares of any Index Fund by a Fund or Index Fund, as the case may be, from a Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.38 In this regard, Applicants observe that a Fund of Funds that relies on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund or shares of an Index Fund. Under such circumstances, the Fund or Index Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds or the Index Funds. To the extent that a Fund or an Index Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund or of shares by the Index Fund to the Fund of Funds and purchase of Shares or shares of an Index Fund, as the case may be, by the Fund of Funds may be deemed to violate Section 17(a) of the Act.

Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Securities and Redemption Securities will be valued in the same manner as Portfolio Securities currently held by the relevant Funds or Index Funds,39 and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Securities, Deposit Securities, Redemption Securities, and any Cash Amount (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund or of shares directly from an Index Fund will be based on the NAV of such fund in accordance with the policies and procedures set forth in the fund’s registration statement.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ or the Index Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund or an Index Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund or of shares of that Index Fund. Similarly, Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund or an Index Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s or the Index Fund’s NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund or an Index Fund to a Fund of Funds and the purchase of Creation Units by a Fund or an Index Fund from a redeeming Fund of Funds, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds and shares of the Index Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds or the Index Funds, as the case may be, at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund or an Index Fund, therefore, will do so at such fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) such shares.

38     To the extent that purchases and sales of Shares of a Fund and shares of an Index Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund or Index Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds or Index Funds and Funds of Funds.

39     References to terms such as Creation Unit, Redemption Security, Deposit Security, Portfolio Security, or NAV in conjunction with the requested relief relating to Funds of Funds include the equivalent term in the case of an Index Fund.

Further, no Fund of Funds will be compelled to invest in a Fund or an Index Fund, and a Fund or Index Fund may choose to reject a direct purchase of Shares or shares of the Index Fund in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares or shares of an Index Fund in the secondary market, such Fund or Index Fund would still retain its ability to reject initial purchases of its shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund or Index Fund, as the case may be, and each Fund of Funds involved. Shares of the Funds and shares of the Index Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds and the Index Funds, as the case may be, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of Funds or in shares of an Index Fund will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units and shares of Index Funds by Funds of Funds.40

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and each Index Fund, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from the Provisions of Section 22(e)

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)
for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

40     Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund or Index Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the Fund or Index Fund is also an investment adviser to the Fund of Funds.

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Redemption Securities in-kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds, up to a maximum of fourteen (14) calendar days. Applicants request that relief be granted such that each of the Foreign Funds holding Redemption Securities which require a delivery process in excess of seven (7) calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle, up to a maximum of fourteen (14) calendar days following the tender of a Creation Unit. With respect to Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,41 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours)42, the elimination of existing holidays or changes in local securities delivery practices,43 could affect the information set forth herein at some time in the future, but not the fourteen (14) calendar day maximum for deliveries. A Fund’s SAI will identify those countries or regions where, due to local holidays, it is expected that more than seven (7) calendar days will be needed to deliver redemption proceeds.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days, up to a maximum of fourteen (14) calendar days, following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

41     Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, e.g., the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

42     A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

43     Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. market’s change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of fourteen (14) calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act Applicants note that exemptive relief from Section 22(e) substantially similar to the relief sought here was obtained by many of the ETFs listed in note 5 above in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.	Exemptions from the Provisions of Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Funds of Funds to acquire Shares of the Funds and shares of the Index Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and the Index Funds and their principal underwriters and Brokers to sell Shares of the Funds and shares of the Index Funds, as the case may be, to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.44

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.45 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.46 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

44     Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares, or shares of an Index Fund, or (b) an affiliated person of a Fund or Index Fund, or an affiliated person of such person, for the sale by the Fund of its Shares, or Index Fund of its shares, to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.

45     Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).

46     Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.47

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).48 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (3) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).49

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns. Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

1.           Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.

Condition B.1 limits the ability of a Fund of Funds’ Advisory Group50, and Fund of Funds’ Sub-Advisory Group51 to control (individually or in the aggregate) a Fund or an Index Fund within the meaning of Section 2(a)(9) of the Act.

Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund or an Index Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or its Fund Affiliate or the Index Fund or its Fund Affiliate, as the case may be.52

Conditions B.3, B.4, B.8, B.9 and B.10 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund or an Index Fund and certain of their affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund or the Index Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting”.

47     House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

48     See H.R Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

49     Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

50     For purposes of this Application, the “Fund of Funds’ Advisory Group” is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor.

51     A “Fund of Funds’ Sub-Advisory Group” is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser.

52     For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund or an Index Fund, as the case may be, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.5 is intended to insure that the Fund’s or the Index Fund’s Board, as the case may be, and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee of an Investing Trust (“Trustee”) and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund or the Index Fund, as the case may be, and a Fund of Funds before an investment is made in excess of the limits contained in Section 12(d)(1)(A).

A Fund or an Index Fund, as the case may be, would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

2.           Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund53 (2) fund holding companies subject their investors to two layers of advisory fees;54 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.11, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested directors or trustees”), will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund or Index Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

As mentioned above, Shares and shares of the Index Funds are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.11 discussed above, conditions B.6 and B.7 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.6, a Fund of Funds Adviser or a Fund of Funds’ Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation (including fees received pursuant to any plan adopted by a Fund or Index Fund under rule 12b-1 under the Act) received by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, from a Fund or an Index Fund in connection with the investment by the Fund of Funds in such Fund or Index Fund. In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation (including fees received pursuant to any plan adopted by a Fund or Index Fund under rule 12b-1 under the Act) received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund or an Index Fund in connection with the investment by the Fund of Funds in a Fund or Index Fund, as the case may be, made at the direction of the Fund of Funds’ Sub-Adviser. Condition B.7 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.55

53     PPI Report at 319-320.

54     Id. at 318.

3.           Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.56 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds or the Index Funds would serve several meaningful purposes and offer special benefits to the Funds of Funds. Applicants further submit that the Fund of Funds Adviser will provide investment services to the Funds of Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds or the investment adviser or any sub-adviser to Index Funds, as the case may be. Applicants expect that the Funds and Index Funds would be used as an investment management tool to employ specific investment strategies.

Shares and shares of the Index Funds may provide Funds of Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction and also are extremely flexible investment tools. For example, a Fund of Funds could use Shares or shares of an Index Fund to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Funds of Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Fund of Funds to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares and shares of an Index Fund are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short without regard to the up-tick provisions of Rule 10a-1 under the Exchange Act (i.e., Shares and shares of an Index Fund can be sold on a downtick), can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-based ETFs are already being used by institutional investors for these purposes, particularly as a “place to park cash.”57

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund or Index Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund or Index Fund, as the case may be, to purchase shares of other investment companies for short-term cash management purposes.

VI.	EXPRESS CONDITIONS TO THE APPLICATION

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively-Managed Exchange Traded Fund Relief

1.
Each Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by a Fund and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a FOF Participation Agreement with the Fund regarding the terms of the investment.

55     Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

56     PPI Report at 321.

57     See Ian Salisbury, Individuals Now Rule ETF Realm – Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., August 1, 2006.

2.	As long as each Fund operates in reliance on the requested order, the Shares of the Funds will be listed on an Exchange.

3.
Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Each Fund’s Prospectus will prominently disclose that the Fund is an actively managed exchange-traded fund.  Each Prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that the owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may purchase those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.
The website for each Fund, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund:  (a) the prior Business Day’s NAV and the reported closing price, and a calculation of the premium or discount of such price against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily closing price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

5.
The Prospectus and annual report for each Fund will also include:  (a) the information listed in condition A.4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable, and (b) calculated on a per Share basis for one, five and ten year periods (or for the life of the Fund), the cumulative total return and the average annual total return based on NAV and closing price.

6.
On each Business Day, before commencement of trading in Shares on the Stock Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.

7.
The Adviser or Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

8.
The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

B.	Section 12(d)(1) Relief

1.
The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) any Fund or Index Fund within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) any Fund or Index Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund or Index Fund, a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund or Index Fund, it will vote its Shares of the Fund or shares of the Index Fund, as the case may be, in the same proportion as the vote of all other holders of such shares. This condition does not apply to a Fund of Funds’ Sub-Advisory Group with respect to a Fund or an Index Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.
No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund or an Index Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or its Fund Affiliate or the Index Fund or its Fund Affiliate, as the case may be.

3.
The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or its Fund Affiliate or an Index Fund or its Fund Affiliate, as the case may be, in connection with any services or transactions.

4.
No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund or an Index Fund) will cause a Fund or an Index Fund to purchase a security in an Affiliated Underwriting.

5.
Before investing in a Fund or an Index Fund in excess of the limits in Section 12(d)(1)(A), the Fund of Funds and the Fund or Index Fund, as the case may be, will execute a FOF Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund or shares of an Index Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund or the Index Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund or the Index Fund, as the case may be, a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund or the Index Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund or the Index Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

6.
The Fund of Funds Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund or an Index Fund under Rule 12b-1 under the Act) received from a Fund or an Index Fund by the Fund of Funds Adviser, Trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, Trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor, or its affiliated person by the Fund or the Index Fund, in connection with the investment by the Fund of Funds in the Fund or Index Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund or an Index Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund or the Index Fund, as the case may be, in connection with the investment by the Investing Management Company in the Fund or Index Fund, as the case may be, made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

7.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

8.
Once an investment by a Fund of Funds in the securities of a Fund or an Index Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Fund’s or the Index Fund’s Board, as the case may be, including a majority of directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested Board members”), will determine that any consideration paid by the Fund or the Index Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund or the Index Fund; (ii) is within the range of consideration that the Fund or the Index Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund or an Index Fund, as the case may be, and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

9.
The Board of a Fund and of an Index Fund, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund or the Index Fund, as the case may be, in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund or the Index Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund or the Index Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund or the Index Fund, as the case may be; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund or the Index Fund, as the case may be, in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

10.
Each Fund and each Index Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund or the Index Fund, as the case may be, exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

11.
Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund or any Index Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

12.
No Fund or Index Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund or Index Fund, as the case may be, to purchase shares of other investment companies for short-term cash management purposes.

VII.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, Applicants state that its address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application. The Authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A. The Verifications required by Rule 0-2(d) under the Act is included in this Application as Exhibit B.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

EXHIBIT A-1

AUTHORIZATION
RULE 0-2(c)(2)

RADIANCE ETF TRUST

In accordance with Rule 0-2(c) under the Act, Eric W. Falkeis, in his capacity as Initial Trustee of the Radiance ETF Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Initial Trustee of the Trust and pursuant to the following resolutions adopted by the Initial Trustee of the Trust on April 3, 2012:

RESOLVED, that the Initial Trustee be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an application for an order granting pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, granting pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and granting pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

RESOLVED, that the Initial Trustee and his designees be, and they hereby are, authorized to prepare and file response letters to respond to comments of the SEC (whether oral or written) on the Application with the SEC, and take any and all other actions relating to the registration of the Trust and shares of the Trust under the Act and the Securities Act of 1933, as amended.

RESOLVED, that any and all actions heretofore taken by the Initial Trustee and his designees relating to the Application be, and each hereby is, ratified, confirmed and approved in all respects.

RESOLVED, that the Initial Trustee and his designees be, and each of them hereby is, authorized to take all such actions and to execute all such documents as they may deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of the Application.

Radiance ETF Trust

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Initial Trustee
Dated: August 17, 2012

EXHIBIT A-2

AUTHORIZATION
RULE 0-2(c)(2)

US  BANCORP FUND SERVICES, LLC

In accordance with Rule 0-2(c) under the Act, Eric W. Falkeis states that all actions necessary to authorize the execution and filing of this Application by US Bancorp Fund Services, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of US Bancorp Fund Services, LLC and all actions necessary to execute and file such instrument have been taken.

US Bancorp Fund Services, LLC

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Chief Financial Officer
Dated: August 17, 2012

EXHIBIT A-3

AUTHORIZATION
RULE 0-2(c)(2)

RADIANCE ASSET MANAGEMENT, LLC

In accordance with Rule 0-2(c) under the Act, Tina K. Singh states that all actions necessary to authorize the execution and filing of this Application by Radiance Asset Management, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of Radiance Asset Management, LLC and all actions necessary to execute and file such instrument have been taken.

Radiance Asset Management, LLC

By: /s/ Tina K. Singh Name: Tina K. Singh
Title: Manager and President
Dated: August 17, 2012

EXHIBIT A-4

AUTHORIZATION
RULE 0-2(c)(2)

QUASAR DISTRIBUTORS, LLC

In accordance with Rule 0-2(c) under the Act, James Schoenike states that all actions necessary to authorize the execution and filing of this Application by Quasar Distributors, LLC have been taken, and that the undersigned is authorized to execute and file the same on behalf of Quasar Distributors, LLC and all actions necessary to execute and file such instrument have been taken.

Quasar Distributors, LLC

By: /s/ James Schoenike Name: James Schoenike
Title: President
Dated: August 17, 2012

EXHIBIT B-1

VERIFICATION
RULE 0-2(d)

RADIANCE ETF TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Radiance ETF Trust, that he is the Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Radiance ETF Trust

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Initial Trustee
Dated: August 17, 2012

EXHIBIT B-2
VERIFICATION
RULE 0-2(d)

US  BANCORP FUND SERVICES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of US Bancorp Fund Services, LLC, that he is the Chief Financial Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

US Bancorp Fund Services, LLC

By: /s/ Eric W. Falkeis Name: Eric W. Falkeis
Title: Chief Financial Officer
Dated: August 17, 2012

EXHIBIT B-3
VERIFICATION
RULE 0-2(d)

RADIANCE ASSET MANAGEMENT, LLC

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Radiance Asset Management, LLC, that she is the Manager and President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Radiance Asset Management, LLC

By: /s/ Tina K. Singh Name: Tina K. Singh
Title: Manager and President
Dated: August 17, 2012

EXHIBIT B-4
VERIFICATION
RULE 0-2(d)

QUASAR DISTRIBUTORS, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Quasar Distributors, LLC, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Quasar Distributors, LLC

By: /s/ James Schoenike Name: James Schoenike
Title: President
Dated: August 17, 2012

EXHIBIT C

Description of Initial Fund

Objective:  The investment objective of the Domestic Equity Fund is long-term capital appreciation.

Investment Strategy:  The Domestic Equity ETF will seek to meet its objective by normally investing at least 80% of its total assets in equity securities of companies domiciled in the U.S. and primarily listed on an Exchange. The board of directors or trustees of the Domestic Equity ETF may change the investment objective of the Domestic Equity ETF without shareholder approval. The Adviser will use qualitative and quantitative metrics to select securities for the Domestic Equity ETF that have growth potential within their issuers’ industries. Candidates for the portfolio will be ranked based on relative desirability using a wide range of financial criteria and will be regularly reviewed to assure that they continue to meet the ranking and desirability criteria. The Domestic Equity ETF’s portfolio may include common stocks, ETFs, exchange-traded products not registered as investment companies under the Act, preferred stocks (either convertible or non-convertible), direct equity interests in trusts, partnerships, joint ventures and other unincorporated entities or enterprises, and convertible debt instruments.